EXHIBIT 11

                  COMPUTATION OF PER SHARE EARNINGS OF
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                   FIRST PULASKI NATIONAL CORPORATION
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     Computation of per share earnings relative to the common capital stock of First Pulaski National Corporation is calculated by dividing the net income of the registrant by the weighted average of the then outstanding shares of common capital stock ($1.00 par value) during the quarter.

     For the quarter ended March 31, 1998, 1,553,173 shares were used in the computation; 1,532,263 shares were used in the computation for the quarter ended March 31, 1997.